BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

MATERIAL FACT

In compliance with article 157, paragraph 4, of Law No.6,404 of December 15, 1976, as amended, and in accordance with the Comissão de Valores Mobiliários ("CVM") Instruction No.358 of January 03, 2002, as amended, and Instruction CVM No.567 of September 17, 2015, BRF S.A. ("BRF" - BM&FBovespa: BRFS3; NYSE: BRFS - "Company") hereby announces that, the Board of Directors at a meeting held today, approved the Company's Share Buyback Program ("Share Buyback Program") under the following conditions:

•    The goal of the Share Buyback Program is to promote an efficient use of available cash resources in order to maximize the Company's capital allocation and the value creation to the shareholders;

•    The Share Buyback Program will contemplate the acquisition of up to 15,000,000 common shares, all book-entry shares and without face value issued by the Company;

•    The Company has 872.473.246 common shares, all book-entry and without face value, of which 42.833.325 shares are held in treasury on this date;

•    The Company's free float, according to the definition given by Article 8 of CVM Instruction No. 567 of September 17, 2015, is 872,473,246 (eight hundred seventy two million, four hundred seventy  tree thousand, two hundred forty six) common shares, all book-entry shares and without face value, based on the shareholding position as of this date;

•    The term of the Share Buyback Program will be of 12 months from October 30, 2015 (inclusive), until October 28, 2016, and the Executive Board will define the best time for the shares acquisitions. Applicable law shall be respected;

•    The buyback transactions will be carried out through the following financial institutions:

o   Bradesco S.A. Corretora de Títulos e Valores Mobiliários, at Av. Paulista, 1.450, 7º floor, Bela Vista, in the city and state of São Paulo, SP, Corporate Taxpayer’s ID (CNPJ) 61.855.045/0001-32;

o   CitiGroup Global Markets Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S/A, at Av. Paulista, 1.111, 14º floor, Bela Vista, in the city and state of São Paulo, SP, Corporate Taxpayer’s ID (CNPJ) 33.709.114/0001-64;

o   Itaú Corretora de Valores S.A., at Av. Brigadeiro Faria Lima, 3.500, 3º floor, Itaim Bibi, in the city and state of São Paulo, Corporate Taxpayer’s ID (CNPJ) 61.194.353/0001-64;

o   Merrill Lynch S.A. Corretora de Títulos e Valores Mobiliários, at Av. Brigadeiro Faria Lima, 3.400, suite 161, Part A, Itaim Bibi, in the city and state of São Paulo, Corporate Taxpayer’s ID (CNPJ) 02.670.590/0001-95;

o   Santander Corretora de Câmbio e Valores Mobiliários S.A., at Av. Presidente Juscelino Kubitschek, 2235, 24º floor, in the city and state of São Paulo, Corporate Taxpayer’s ID (CNPJ) 51.014.223/0001-49;

o   UBS Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S/A, at Av. Brig. Faria lima, 4.440, 7º floor, Itaim Bibi, in the city and state of São Paulo, Corporate Taxpayer’s ID (CNPJ) 02.819.125/0001-73;

o   XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S/A, at Av. Brigadeiro Faria Lima, 3600 10° floor, in the city and state of São Paulo, Corporate Taxpayer’s ID (CNPJ) 02.332.886/0001-04.

The shares acquired under the Share Buyback Program may be canceled, used for the Company's Stock Option Plan, Restricted Stock Option Plan or for any other plans approved by the Company.

São Paulo, October 29, 2015.

Augusto Ribeiro Júnior
Chief Financial and Investor Relations Officer